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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April 22, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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Embargoed for release: Thursday 22 April 1999 - 3.30pm (British Summer Time)


CONTACTS:

MERANT                                            FINANCIAL DYNAMICS
Gary Greenfield                                   Giles Sanderson/Edward Bridges
President & Chief Executive Officer               UK
1-301-838-5223                                    44-171-831-3113
Gary.Greenfield@merant.com

Ken Sexton                                        VMW, INC.
Chief Financial Officer                           Sylvia Dresner/Vicki Weiner
1-301-838-5210                                    United States
Ken.Sexton@merant.com                             1-212-616-6161
                                                  vmwinc@banet.net


              MERANT Schedules Meeting to Discuss Business Outlook
                    for the Fiscal Year Ending April 30, 2000

NEWBURY, England and MOUNTAIN VIEW, California -- April 22, 1999 -- MERANT plc (London Stock Exchange: MRN; Nasdaq: MRNT), a leader in Enterprise Application Development solutions, has scheduled a meeting to be held at 4.00pm (British Summer Time) today with investors, potential investors and analysts to discuss financial targets for the fiscal year ending April 30, 2000. MERANT's US GAAP revenue is targeted to grow at mid to high teens for the whole fiscal 2000, with growth beginning to occur in the second fiscal quarter. Pre-tax profits on a US GAAP basis are targeted to be 10 to 13 percent of revenue for the coming fiscal year.

This announcement has been made in accordance with London Stock Exchange requirements. These financial targets are not a forecast of revenue and earnings for the fiscal year ending April 30, 2000, and should not be construed as a forecast. Statements regarding these targets are forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially are listed below in this announcement.

The results for the fiscal year ending April 30, 1999 are expected to be released in the first week of June 1999.

MERANT's President and CEO, Gary Greenfield, said, "MERANT is excited about the prospects for fiscal 2000. Solutions focused on WEB development, e-business enablement and the information portal are areas expected to contribute to MERANT's growth in the coming year."



About MERANT

Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. MERANT empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with nearly $400 million in annual revenues and more than 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites -- including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com.


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MERANT is a  trademark  of MERANT  International  Limited,  and  INTERSOLV  is a
registered trademark of MERANT Solutions Inc. All other trademarks as they appear in this announcement are the property of their respective owners.


The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of the Company to effectively manage its costs against uncertain revenue expectations, the ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the ability of MERANT to develop, release and sell products and services to customers in the highly dynamic market for enterprise application development solutions, the potential need for enterprise application development solutions to shift based on changes in underlying technology standards coming into use, and the effect of competitors' efforts to enter the Company's markets. Further information on potential factors which could affect the Company's actual results is included in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, MERANT's Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, July 31, 1998 and October 31, 1998, and INTERSOLV's Annual Report on Form 10-K for the year ended April 30, 1998 and Quarterly Report on Form 10-Q for the quarter ended July 31, 1998, each as filed or submitted (as the case may be) with the SEC, as they may be updated and amended with future filings.


                                     -ENDS-

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  April 22, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer